SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

February 24th, 2017

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01 (the “Resolution”), Credicorp Ltd. complies with notifying you of the following Material Event.

We hereby inform you as a Material Fact that the Annual Mandatory Shareholders' Meetings of our subsidiaries, El Pacifico-Peruano Suiza Compañia de Seguros y Reaseguros (PSG) and El Pacifico Vida Compañia de Seguros y Reaseguros (PV), in their respective meetings held on February 23rd, 2017, have agreed as follows:

•	To approve the merger between PV and PSG, under which PV will assume PSG's equity (including assets, rights, obligations and other legal relationships deriving from or linked to such assets and liabilities), which will be transferred in full to PV, according to the absorption merger modality contemplated in number 2 of article 344 of the General Companies Law (the "Merger").

•	The Merger will come into effect on the date when the respective Public Deed of Merger is granted, which shall only occur after the Superintendence of Banking, Insurance and AFP issues the corresponding Merger authorization.

•	As a result of the extinction of PSG, the company's shares will be excluded from the Public Securities Market Registry and unlisted from the Lima Stock Exchange, without the obligation to make a Public Offering by exclusion.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger_

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24th, 2017

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative